SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO-I
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SPEEDFAM-IPEC, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value,
Having an Exercise Price of $6.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After July 2, 2001
(Title of Class of Securities)

847705100
(CUSIP Number of Class of Securities)

J. Michael Dodson
Secretary and Chief Financial Officer
SpeedFam-IPEC, Inc.
305 North 54th Street
Chandler, Arizona 85226
(480) 705-2100
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Steven D. Pidgeon, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-2202
(602) 382-6300

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**

$3,280,410	$656.08

*	Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $3.00, the average of the high and low sales price of SpeedFam-IPEC’s Common Stock on December 28, 2001, as reported on the Nasdaq National Market , and assumes that options to purchase 1,093,470 shares of SpeedFam-IPEC’s Common Stock will be exchanged and/or cancelled pursuant to this Offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $656.08	Filing Party: SpeedFam-IPEC, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: January 3, 2002

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rules 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

Introductory Statement
SIGNATURE
EXHIBIT INDEX
SC TO-I/A

Introductory Statement

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 3, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, no par value, upon the terms and subject to the conditions described in the Offer to Exchange dated January 3, 2002.

Items 1-11

Items 1-11 are amended as follows:

The Offer to Exchange, dated January 3, 2002 is hereby supplemented and amended as follows:

1.	The Section titled “Summary Term Sheet,” beginning on page 1 of the Offer to Exchange is supplemented to include the following items:

•	What happens if I do not sign and return the letter of transmittal before the Expiration Date?

Nothing, except that your current options will not be exchanged for New Options. However, we strongly encourage you to return the letter of transmittal even if you choose not to tender your options for exchange because your letter of transmittal will enable SpeedFam-IPEC to track the progress of the option exchange program.

•	Are there any consequences to me with respect to future option grants, if I do not participate in the Offer?

No, your nonparticipation in the Offer will not affect your eligibility to receive options in connection with future option grants.

2.	The Section titled “Risks of Participating in the Offer,” beginning on page 6 of the Offer to Exchange is supplemented to include the following additional risk factor:

•	Nonparticipation in the Offer will make you ineligible to receive the New Options that are likely to carry a lower exercise price than your current options.

Eligible option holders who choose not to participate in this Offer will maintain their current options at their current exercise price. Nonparticipants will not be granted the New Options that are likely to have a lower exercise price than the eligible options they currently hold.

3.	The third paragraph of Section 3, “Procedures for Tendering Options,” is amended to read as follows:

         Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options, which are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer as to all option holders or any defect or irregularity in any tender with respect to all of the tendered options or option holders who have the same defect or irregularity. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, nor will anyone incur any liability for failure to give any such notice.

4.	The first paragraph of Section 5, “Acceptance of Options for Exchange and Issuance of New Options,” is amended to read as follows:

         Upon the terms and subject to the conditions of this Offer, following the Expiration Date, we will promptly accept for exchange and cancel options properly tendered and not validly withdrawn before the Expiration Date. If your options are properly tendered and accepted for exchange on January 31, 2002, the scheduled Expiration Date of the Offer, you will be granted New Options on or about August 1, 2002, which is the first business day that is at least six months and one day following the date we cancel the options accepted for exchange. If we extend the date by which we must accept and cancel options properly tendered for exchange, you will be granted New Options on a subsequent business day that is on or about the first business day at least six months and one day following the extended date.

5.	The first paragraph of Section 6, “Conditions of the Offer,” is amended to read as follows:

         Notwithstanding any other provision of the Offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after January 3, 2002 and prior to the Expiration Date any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:

Item 12 Exhibits.

(a)	(1) Offer to Exchange, dated January 3, 2002*

(2)	Form of Letter of Transmittal*

(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange*

(4)	Form of Letter to Eligible Option Holders*

(5)	The Company’s Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and incorporated by reference*

(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001 and incorporated by reference*

(b)	Not applicable.

(d) (1)	SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, as filed with the commission on June 6, 2001*

(2)	1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc. as amended as of May 22, 1997 and incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for fiscal 1997, as filed with the commission on August 26, 1997*

(3)	1991 Employee Incentive Stock Option Plan as amended and restated as of July 27, 2001 and incorporated by reference to Exhibit 10.38 to the Company’s Form 10-K for fiscal 2001, as filed with the commission on August 24, 2001*

(4)	Integrated Process Equipment Corporation Inc. 1992 Stock Option Plan as amended December 12, 1995 and incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corporation’s Form 10-Q for the second quarter ended December 21, 1995*

(5)	Form of Nonstatutory Stock Option Agreement*

(6)	Form of Incentive Stock Option Agreement*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: January 17, 2002.	SPEEDFAM-IPEC, INC.

	By:	/s/ J. Michael Dodson J. Michael Dodson Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)	Offer to Exchange, dated January 3, 2002*

(a)(2)	Form of Letter of Transmittal*

(a)(3)	Form of Confirmation to Optionees Electing to Participate in the Offer to Exchange*

(a)(4)	Form of Letter to Eligible Option Holders*

(a)(5)	The Company’s Annual Report on Form 10-K for the year ended June 2, 2001, filed with the Securities and Exchange Commission on August 24, 2001 and incorporated by reference*

(a)(6)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 1, 2001, filed with the Securities and Exchange Commission on October 11, 2001 and incorporated by reference*

(d)(1)	SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, as filed with the commission on June 6, 2001*

(d)(2)	1995 Stock Plan for Employees and Directors of SpeedFam-IPEC, Inc. as amended as of May 22, 1997 and incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K for fiscal 1997, as filed with the commission on August 26, 1997*

(d)(3)	1991 Employee Incentive Stock Option Plan as amended and restated as of July 27, 2001 and incorporated by reference to Exhibit 10.38 to the Company’s Form 10-K for fiscal 2001, as filed with the commission on August 24, 2001*

(d)(4)	Integrated Process Equipment Corporation Inc. 1992 Stock Option Plan as amended December 12, 1995 and incorporated by reference to Exhibit 10.1 to Integrated Process Equipment Corporation’s Form 10-Q for the second quarter ended December 21, 1995*

(d)(5)	Form of Nonstatutory Stock Option Agreement*

(d)(6)	Form of Incentive Stock Option Agreement*

*	Previously filed